UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

June 2009 Down 28.4% Year over Year

Mexico City, July 7, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2009 decreased by 28.4% when compared to June 2008.

This announcement reflects comparisons between June 1 through June 30, 2009 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2008	June 2009	% Change
Cancún	318,116	266,709	(16.2)
Cozumel	8,390	1,836	(78.1)
Huatulco	26,413	26,602	0.7
Mérida	92,347	75,830	(17.9)
Minatitlán	12,935	11,842	(8.4)
Oaxaca	39,282	32,377	(17.6)
Tapachula	18,584	15,178	(18.3)
Veracruz	76,542	63,986	(16.4)
Villahermosa	78,021	58,350	(25.2)
Total Domestic	670,630	552,710	(17.6)

International
Airport	June 2008	June 2009	% Change
Cancún	795,520	494,263	(37.9)
Cozumel	48,137	34,109	(29.1)
Huatulco	1,293	1,053	(18.6)
Mérida	8,538	5,731	(32.9)
Minatitlán	356	213	(40.2)
Oaxaca	3,556	4,532	27.4
Tapachula	281	295	5.0
Veracruz	5,899	5,227	(11.4)
Villahermosa	4,487	3,833	(14.6)
Total International	868,067	549,256	(36.7)

ASUR Page 1 of 2

Total
Airport	June 2008	June 2009	% Change
Cancún	1,113,636	760,972	(31.7)
Cozumel	56,527	35,945	(36.4)
Huatulco	27,706	27,655	(0.2)
Mérida	100,885	81,561	(19.2)
Minatitlán	13,291	12,055	(9.3)
Oaxaca	42,838	36,909	(13.8)
Tapachula	18,865	15,473	(18.0)
Veracruz	82,441	69,213	(16.0)
Villahermosa	82,508	62,183	(24.6)
ASUR Total	1,538,697	1,101,966	(28.4)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 7, 2009